AH 4/19/2002

JC 4/18

02022889

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51808

RECD S.E.C. FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

G.L.S. & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 CLINTON AVE; SUITE 707
(No. and Street)

HUNTSVILLE	ALABAMA	35801
(City)	(State)	(Zip Code)

PROCESSED
APR 22 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY SMITH (256) 539-4805
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BYRD, SMALLEY, EVANS & ADAMS, P.C.
(Name — *if individual, state last, first, middle name*)

P.O. BOX 2179	DECATUR	ALABAMA	35602-2179
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 4/19/2002

OATH OR AFFIRMATION

I, GREGORY L. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.L.S. & ASSOCIATES, INC, as of DECEMBER 31, 2001, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Gregory L. Smith
Signature

PRESIDENT
Title

William S. Hawkins
Notary Public
expires 8-13-2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Byrd, Smalley,
Evans, Adams & Johnson, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

Larry O. Byrd, CPA
Timothy A. Smalley, CPA
Stan A. Evans, CPA
John R. Adams, CPA
Ray Johnson, CPA

Angie A. Harris, CPA
Laura S. Berry, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
Amy E. Brasher, CPA

To the Board of Directors
G.L.S. & Associates, Inc.
Huntsville, Alabama

We have audited the accompanying statements of financial condition of G.L.S. & Associates, Inc. as of December 31, 2001 and 2000, and the related statements of income and changes in financial condition and the statement of cash flows for the years then ended. These financial statements are the responsibility of the Company's managment. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.L.S. & Associates, Inc. as of December 31, 2001 and 2000, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Byrd, Smalley, Evans, Adams & Johnson, P.C.

February 8, 2002

G.L.S. & Associates, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001 and 2000

	2001	2000
ASSETS		
Current Assets		
Cash	$ 39,803	$ 11,591
Accounts receivable	71,086	83,485
Total Current Assets	110,889	95,076
Fixed Assets		
Equipment, net of depreciation	11,892	12,900
Other Assets		
Security deposit	6,123	-
Shareholder receivable	1,000	1,000
Investments	1,100	1,100
Total Other Assets	8,223	2,100
TOTAL ASSETS	$ 131,004	$ 110,076
LIABILITIES AND EQUITY		
Current Liabilities		
Payable to brokers	$ 43,363	$ 50,926
Accounts payable and accrued liabilities	40,842	10,357
Total Current Liabilities	84,205	61,283
Equity		
Common stock	1,000	1,000
Retained earnings	45,799	47,793
Total Equity	46,799	48,793
TOTAL LIABILITIES AND EQUITY	$ 131,004	$ 110,076

The accompanying notes are an integral part of these financial statements.